UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five (5) business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Scooterson, Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      August 12, 2016

Physical address of issuer
548 Market St, #71050, San Francisco, CA 94104, United States

Website of issuer
https://www.scooterson.com/

Current number of employees
0

	Most recent fiscal year-end 2021	Prior fiscal year-end 2020
Total Assets	$242,389	$741,593
Cash & Cash Equivalents	$228,441	$86,163
Accounts Receivable	$0	$0
Short-term Debt	$564,313	$325,471
Long-term Debt	$0	$0
Revenues/Sales	$0	$4,900
Cost of Goods Sold	$0	$2,053
Taxes Paid	$0	$0
Net Income	$(1,169,858)	$(629,770)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mihnea Iustinian Chis
_____
(Signature)

Mihnea Iustinian Chis
_____
(Name)

Chief Executive Officer
_____
(Title)

March 30, 2022
_____
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mihnea Iustinian Chis
_____
(Signature)

Mihnea Iustinian Chis
_____
(Name)

Chief Executive Officer, Director
_____
(Title)

March 30, 2022
_____
Date

3

/s/ Deepansh Jain
_____
(Signature)

Deepansh Jain
_____
(Name)

Chief Technology Officer
_____
(Title)

March 30, 2022
_____
Date

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

{01989434-2 }

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)

{01989434-2 }

SCOOTERSON, INC.

scooterson

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Scooterson, Inc. a Delaware Corporation ("**Scooterson**", the "**Company**," "**we**," "**us**", or "**our**"), (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C-AR does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-

AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR. This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Scooterson, Inc. is a Delaware corporation, incorporated on August 12, 2016.

The Company is located at 548 Market St, #71050, San Francisco, CA 94104, United States.

The Company's website is https://scooterson.com/.

The Company conducts or intends to conduct business in all 50 states of the United States, European Union countries, South East Asia, Australia, and India.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/scooterson and is attached as Exhibit C to the Form C-AR of which this Offering Memorandum forms a part.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, which may significantly harm our business, prospects, financial condition, and operating results.
During and following the first quarter of 2020, there has been a widespread worldwide impact from the COVID-19 pandemic. Numerous government regulations and public advisories, as well as shifting social behaviors, have temporarily limited or closed transportation, government functions, non-essential business activities, and person-to-person interactions. The timing and pacing of our manufacturing operations will depend largely on the status of various government regulations and the readiness of our suppliers, vendors, and production workforce to return to normal levels. To the extent that market conditions, unemployment rates, and/or government-mandated moratoriums result in significant shifts in demand for our products, our business could be adversely impacted. Additionally, if current global market conditions continue or worsen, or if we cannot or do not resume suspended operations at a rate commensurate with such conditions, our business, prospects, financial condition, and operating results could be materially harmed.

We may experience delays or other complications in the design, manufacture, and launch of our products, which could harm our brand, business, prospects, financial condition, and operating results.

8

Any significant delay or other complication in the manufacturing or development of our current products or the launch and production of our future products could materially damage our brand, business, prospects, and financial condition. A failure to remediate such complications could also result in negative publicity, which could have a material adverse effect on our operating results.

If our products contain significant defects, we could incur significant expenses to remediate such defects, our reputation could be damaged, and we could lose market share, which could harm our financial condition.

If our products contain defects in design and manufacture that cause them not to perform as expected or that require repair, our ability to develop, market, and sell our products and services could be harmed. Although we attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production, or may not be to the satisfaction of our customers. While we have performed extensive internal testing on the products we manufacture, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability, and performance characteristics of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to customers. Any product defects, delays or legal restrictions on product features, or other failures of our products to perform as expected, could harm our reputation and result in potential product recalls, product liability claims, breach of warranty claims, and significant warranty and other expenses, and could have a material adverse impact on our business.

If we are unable to attract and/or retain key employees and hire qualified personnel, our ability to compete could be harmed.

The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business, prospects, and operating results. Accordingly, our future success depends largely upon our ability to attract and retain talent, especially to support our manufacture of vehicles, expansion plans, and technological innovation. Key talent may leave the Company due to various factors, such as a very competitive labor market for talented individuals with automotive or technology experience, or any negative publicity related to us. For example, in California, there is increasing competition for individuals with skill sets needed for our business, including specialized knowledge of electric vehicles, software engineering, manufacturing engineering, and other skills such as electrical and building construction expertise. This competition affects our ability to retain and hire key employees. Additionally, we compete with both mature companies that have far greater financial resources and start-ups that promise short-term growth opportunities. Difficulties in retaining or recruiting talent could have an adverse effect on our performance and results.

Our service providers are subject to laws and regulations that could impose substantial costs, legal prohibitions, or unfavorable changes upon our products, and any failure to comply with such laws and regulations could negatively impact our business and operating results.

We maintain a global footprint since our design service provider is located in California, our engineering service provider is located in Singapore, and our manufacturing service provider is located in the European Union. Accordingly, our service providers subject to complex environmental, manufacturing, health, and safety laws and regulations at numerous jurisdictional levels in the U.S., Europe, and Asia.

Failure to comply with a variety of U.S. and international privacy and consumer protection laws to which we are subject could harm the Company.

Any failure to comply with federal, state, or international privacy, data protection or security laws or regulations relating to the processing, collection, use, retention, security, and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements, and other significant costs.

Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and in particular certain emerging privacy laws are still subject to a high degree of

uncertainty as to their interpretation and application. For example, in May 2018, the General Data Protection Regulation began to fully apply to the processing of personal information collected from individuals located in the European Union, and has created new compliance obligations and has significantly increased fines for noncompliance. Similarly, as of January 2020, the California Consumer Privacy Act imposes certain legal obligations on our use and processing of personal information related to California residents. Given our global footprint, and although we take steps to protect the security and integrity of our customers' personal information, we may be required to expend significant resources to comply with data breach requirements if, for example, third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to customers' personal information. A major breach of our network security and systems could have negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand.

The Company is subject to increasing regulatory scrutiny in both the U.S. and abroad, and any failure to comply with such regulations could negatively impact our operating results.
The manufacture, packaging, labeling, storage, distribution, advertising, and sale of our products are subject to extensive regulation in the United States, including by the Consumer Product Safety Commission, the EPA, and by the Federal Trade Commission with respect to advertising. A finding that we are in violation of, or not in compliance with, applicable regulations could subject us to material civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions. Even if a claim is unsuccessful, is not merited, or is not fully pursued, the negative publicity surrounding such assertions could jeopardize our reputation and brand image and have a material adverse effect on our businesses, as well as require resources to rebuild our reputation.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.
Companies in the autonomous vehicle industry, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, and trade secrets. These companies frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate resources to enforce their intellectual property rights and to defend claims that may be brought against them. We may in the future receive notices that we have misappropriated, misused, or infringed other parties' intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. These claims may be time-consuming and could cause us to incur substantial legal costs. Concurrently, if we fail to defend ourselves against intellectual property infringement claims, our business and operations could be disrupted or our intellectual property could be compromised, as a result of which our operating results and reputation could be harmed.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is not profitable and the amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to

cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of the personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Mihnea Iustinian Chis and Deepansh Jain. The loss of any of them could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. The information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

{01989434-2 }

Our business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that is difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission, and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data are critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breaches of our information technology systems could result in fines, legal claims, or proceedings.

BUSINESS

Description of the Business
Scooterson is a design award-winning company, building premium electric smart scooters, engineered to offer the best customer experience possible, with no compromise in aesthetics and quality.

Business Plan
As a growth company, the Company expects to breakeven in the next 8 to 12 months and achieve profitability in the next 8 to 12 months. The Company intends to focus on increasing general sales and broader product penetration with the existing customer base.

The Company's Products and/or Services

Product / Service	Description	Current Market
ROLLEY	Smart Electric Scooter	Direct-to-consumer market
AIR	Smart Electric Scooter for B2B	Rental operations for tourists, Delivery operations, Golf Course rentals. Other corporate use.

12

ELF	Smart Electric Scooter	Direct-to-consumer market
RIDE	Monthly subscription bases scooter rental.	Direct-to-consumer market
SCOOTERSON TREE	Electric Scooter Charging Station	B2B
SCOOTPACK	Smart Backpack	Direct-to-consumer market

Competition
Our main competitors in the USA's electric scooter industry are Phat Scooters, Skooza, Boosted, and Unagi.

Supply Chain
The Company hires third-party service providers to manufacture scooters and sells them directly to consumers and businesses. For B2C sales, the Company currently uses its website and plans to open brick-and-mortar stores in the future for in-person sales to consumers. For B2B sales, the Company sells fleets of scooters to businesses and partner companies. Also, the Company has started developing a network of resellers that resell scooters from their websites or from their own brick-and-mortar stores.

Customer Base
The majority of our customers will be millennials (appx. 75%) as well as Gen X and other generations. The B2B target customers are delivery companies, corporate campuses, residential developments, golf courses, rental operators, hotels, and resorts, etc.

Intellectual Property
The Company the following registered and pending patents:

Application/ Registration #	Title	Description	File Date	Grant Date	Country
D803948	Electric scooter	The ornamental design for an electric scooter	April 9, 2016	November 28, 2017	United States
D892937	Kick Scooter	The ornamental design for a kick scooter	January 22, 2018	August 11, 2020	United States
002817189-0001	Scooters, Electric Scooter, Toy Scooter	Scooters, Electric Scooter, Toy Scooter	September 10, 2015	September 14, 2015	All European Union Countries
005908720-0001	Scooters, Electric Scooter,	Scooters, Electric Scooter,	December 17, 2018	January 8, 2019	All European Union Countries
29751652	Kick Scooter	The ornamental design for a kick scooter	September 23, 2020	Patent Pending	United States
29715384	Kick Scooter	The ornamental design for a kick scooter	December 2, 2019	Patent Pending	United States
006377479-0001	Backpacks	Backpacks	April 15, 2019	April 26, 2019	All European

13

Serial #	Title	Description	File Date	Status	Country
					Union Countries
29706315	Scooter charging station	The ornamental design for a scooter charging station,	September 19, 2019	Patent Pending	United States

The Company has the following registered trademarks:

Serial #	Title	Description	File Date	Publication Date	Country
87664468	SCOOTERSON	IC 012. US 019 021 023 031 035 044. G & S: Mobility and push scooters; Motorized scooters; Motor scooters; Electrically-powered motor scooters; Electrically operated mobility scooters; Electrically operated push scooters; Motorized and non-motorized mobility and push scooters for personal transportation. IC 028. US 022 023 038 050. G & S: Toy scooters. IC 039. US 100 105. G & S: Rental of scooters for transportation purposes.	October 30, 2017	April 3, 2018	United States
014532519	SCOOTERSON	12. Scooters; Scooters vehicles; Motorized scooters; Motor scooters; Electrically powered scooters; Electrically operated scooters; Electrically powered scooters vehicles; Scooters for transportation; Motorized and non-motorized scooters for personal transportation. 28. Toy scooters; Scooters toys. 39. Rental of scooters for transportation purposes.	April 04, 2015	January 10, 2016	All European Union Countries

Governmental/Regulatory Approval and Compliance
The Company is currently not subject to any governmental approval and compliance.

Litigation
The Company is not subject to any pending or threatened lawsuits.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

{01989434-2 }

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mihnea Iustinian Chis	CEO, Co-founder	Scooterson, Inc., Co-Founder & CEO (Aug. 12, 2016 – Present). Responsibilities: • Making the major corporate decisions; • Managing the overall operations and resources, strategy, financing, fundraising, marketing and sales, PR, human resources, compliance; and • Overseeing product development.	Baccalaureate Diploma, Graduate of Industrial 11 Lyceum, Electrotechnical Profile, 1997.
Deepansh Jain	CTO, Co-Founder	Scooterson, Inc., Co-founder CTO (January 2017 – Present). Responsibilities: • Overseeing the Company's technological and software development; • Assisting the CEO in making the major corporate decisions, managing the overall operations and resources, strategy, financing.	Amity International School, Senior Secondary, Computational, and Applied Mathematics, 2008.

Indemnification

Indemnification is authorized by the Company to managers, officers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

The Company has issued the following outstanding securities:

{01989434-2 }

Type of security	Common Stock
Amount outstanding	39,150,000
Voting Rights	1 vote per share of common stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	79.19%

Type of security	Warrant
Amount outstanding/Face Value	1 Warrant for 5,025 shares of common stock, $2 exercise price
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only if exercised
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.01%

{01989434-2 }

Type of security	1 Accelerator Contract for Equity
Amount outstanding	$55,000
Voting Rights	None
Anti-Dilution Rights	Accelerator Contract for Equity has the following anti-dilution rights: 1. The holder may invest or purchase securities as issued in the Company's next financing, in the amount, whichever is greater (i) 20% of such new equity securities or the total of all other instruments as issued in the financing round, or (ii) the quotient obtained by dividing $200,000 by the per share purchase price of such new equity securities or up to $200,000 of the total of all other instruments as issued in the financing round. 2. The Company shall issue additional shares of its common stock without payment of additional consideration to maintain the holder's 3% of the fully-diluted capital stock until immediately prior to an equity financing.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Only if converted
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3%

Type of security	SAFE
Amount outstanding/Face Value	$2,907,600
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$1,750,000 of the SAFEs have a valuation cap of $13,500,000 $1,110,800 of the SAFEs have a valuation cap of $18,000,000 $46,800 of the SAFEs have a valuation cap of $19,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.2%

Type of security	Crowd SAFE
Amount outstanding/Face Value	$404,100
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.3%

{01989434-2 }

Type of security	Convertible Note (Crowd)
Amount outstanding	$31,122
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$1,750,000 of the SAFEs have a valuation cap of $13,500,000 $1,110,800 of the SAFEs have a valuation cap of $18,000,000 $46,800 of the SAFEs have a valuation cap of $19,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.3%

Debt
The Company does not have any debt in default.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mihnea Iustinian Chis	18,300,000 shares of common stock	38,41%*
Deepansh Jain	18,075,000 shares of common stock	37.94%*

*assuming the outstanding warrant is exercised and all outstanding convertible securities are converted.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Scooterson produces a range of semi-autonomous two-wheeled vehicles using machine learning to analyze riding patterns, which helps to inform how fast they move. This automated design is meant to enhance the rider's experience, maximize energy efficiency, optimize routes, and increase safety. The Company is headquartered in San Francisco, California, but maintains a Singapore office as well.

{01989434-2 }

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration
SAFE	$25,000.00	1.00	General Working Capital**	6/5/2019	Sec 4(a)(2)
SAFE	$25,000.00	1.00	General Working Capital**	6/5/2019	Sec 4(a)(2)
Common Stock Warrant	$9,999.75	5,025	General Working Capital**	7/29/2019	Sec. 4(a)(2)
SAFE	$50,000.00	1.00	General Working Capital**	10/14/2019	Sec 4(a)(2)
SAFE	$10,000.00	1.00	General Working Capital**	10/25/2019	Sec 4(a)(2)
SAFE	$50,000.00	1.00	General Working Capital**	10/30/2019	Sec 4(a)(2)
SAFE	$25,000.00	1.00	General Working Capital**	11/24/2019	Sec 4(a)(2)
SAFE	$10,000.00	1.00	General Working Capital**	12/30/2019	Sec 4(a)(2)
SAFE	$10,000.00	1.00	General Working Capital**	12/30/2019	Sec 4(a)(2)
SAFE	$50,000.00	1.00	General Working Capital**	2/19//2020	Sec 4(a)(2)
SAFE	$5,000.00	1.00	General Working Capital**	3/8/2020	Sec 4(a)(2)
SAFE	$4,000.00	1.00	General Working Capital**	4/2/2020	Sec 4(a)(2)

{01989434-2 }

SAFE	$5,300.00	1.00	General Working Capital**	4/8/2020	Sec 4(a)(2)
Common Stock	$30,000.00	30,000,000.00	General Working Capital**	6/9/2020	Sec 4(a)(2)
SAFE	$5,000.00	1.00	General Working Capital**	6/12/2020	Sec 4(a)(2)
SAFE	$50,000.00	1.00	General Working Capital**	6/13/2020	Sec 4(a)(2)
SAFE	$675,000.00	1.00	General Working Capital**	6/26/2020	Sec 4(a)(2)
SAFE	$6,500.00	1.00	General Working Capital**	9/1/2020	Sec 4(a)(2)
SAFE	$5,000.00	1.00	General Working Capital**	9/2/2020	Sec 4(a)(2)
SAFE	$15,000.00	1.00	General Working Capital**	9/4/2020	Sec 4(a)(2)
Common Stock	$100.00	100,000.00	General Working Capital**	12/4/2020	Sec 4(a)(2)
CrowdSAFE	$398,412.15	1.00	General Working Capital**	3/21/2021	Sec 4(a)(6)
SAFE	$13,400	1.00	General Working Capital**	11/22/2021	Sec 4(a)(2)
SAFE	$10,000	1.00	General Working Capital**	12/14/2021	Sec 4(a)(2)
SAFE	$10,000	1.00	General Working Capital**	12/24/2021	Sec 4(a)(2)
SAFE	$13,400	1.00	General Working Capital**	1/19/2022	Sec 4(a)(2)
Convertible (Crowd)	$31,122	30,070	General Working Capital**	1/20/2022	Sec 4(a)(6)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any

promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company engaged in the follow transactions with related persons:
The Company engages Scooterson Pte Ltd, a Singapore company to perform its research and development as well as the prototyping of Company's products. Mihnea Iustinian Chis, the Company's CEO owns 50% of Scooterson Pte Ltd.

The Company disclosed this related party transaction on its latest tax return, reporting that the Company paid $482,840 to the related party. While transactions with the related party were not originally disclosed on Form C-AR, the Company's tax documents have reflected the fact that the transactions were with a related party.

EXHIBIT B
Financials

I, Mihnea Iustinian Chis, certify that: (1) the financial statements of Scooterson, Inc. included in this Form are true and complete in all material respects; and (2) the tax return information of Scooterson, Inc. included in this Form reflects accurately the information reported on the tax return for Scooterson, Inc. filed for the fiscal year ended 12/31/2021.

/s/ Mihnea Iustinian Chis
_____
(Signature)

Mihnea Iustinian Chis
_____
(Name)

CEO
_____
(Title)

March 30, 2022
_____
(Date)

SCOOTERSON, INC.

Unaudited Financial Statements for the

Years Ending December 31, 2021 and 2020

SCOOTERSON, INC.
BALANCE SHEET
As of December 31, 2021 and December 31, 2020
(Unaudited)

ASSETS	2021	2020
Current Assets		
Cash and cash equivalents	$ 228,441	$ 86,163
Accounts Receivable	-	-
Prepaid Expenses	1,707	629
Total Current Assets	**230,148**	**86,792**
Other Assets		
Fixed Assets, Net	12,240	654,800
Intangible Assets	-	-
Total Other Assets	**12,240**	**654,800**
Total Assets	**$ 242,389**	**$ 741,593**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 290,971	$ 254,532
Accrued Expenses	12,007	1,423
Unearned Revenue	261,335	69,516
Total Current Liabilities	**564,313**	**325,471**
Total Liabilities	**564,313**	**325,471**
Stockholders' deficit		
Common Stock, $0.00001 par value; 42,700,000 authorized; 39,150,000 and 9,000,000 issued and outstanding	393	393
Additional paid-in capital	31,287	31,287
Additional paid-in capital - SAFEs	3,227,477	2,795,665
Additional paid-in capital - ACE	55,000	55,000
Subscriptions receivable - SAFEs	(312,000)	(312,000)
Warrants	2,118	2,118
Retained earnings	(2,156,342)	(1,526,572)
Net Income	(1,169,858)	(629,770)
Total Stockholders' Deficit	**(321,924)**	**416,121**
Total Liabilities and Stockholders' Deficit	**$ 242,389**	**$ 741,593**

SCOOTERSON, INC.
INCOME STATEMENT
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Revenues	$ -	$ 4,900
Cost of goods sold	-	6,953
Net Profit	**-**	**(2,053)**
Operating Expenses		
Research and development	309,139	385,133
General and administrative	73,501	47,531
Legal and Professional	38,720	25,515
Impairment Loss	637,720	-
Advertising and marketing	105,938	1,449
Depreciation	-	163,236
Amortization	4,840	4,854
Total Operating Expenses	**1,169,858**	**627,717**
Net Income (Loss)	**$ (1,169,858)**	**$ (629,770)**

SCOOTERSON, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	Common Stock Shares	Value	Additional Paid in Capital	Additional Paid-In Capital - SAFEs	Additional Paid-In Capital - ACE	Subscriptions receivable - SAFEs	Warrants	Retained Earnings	Total Stockholders' Deficit
Balance as of January 1, 2020	9,050,000	91	1,490	1,974,865	55,000	-	-	(1,526,572)	504,873
Issuance of common stock	30,100,000	301	29,799	-	-	-	-	-	30,100
Issuance of SAFE Notes	-	-	-	820,800	-	(312,000)	-	-	508,800
Issuance of Warrant	-	-	-	-	-	-	2,118	-	2,118
Net loss	-	-	-	-	-	-	-	(629,770)	(629,770)
Balance as of December 31, 2020	**39,150,000**	**$ 392**	**$ 31,289**	**$ 2,795,665**	**$ 55,000**	**$ (312,000)**	**$ 2,118**	**$ (2,156,342)**	**$ 416,121**
Issuance of SAFE Notes	-	-	-	431,812	-	-	-	-	**431,812**
Net loss	-	-	-	-	-	-	-	(1,169,858)	**(1,169,858)**
Balance as of December 31, 2021	**39,150,000**	**$ 392**	**$ 31,289**	**$ 3,227,477**	**$ 55,000**	**$ (312,000)**	**$ 2,118**	**$ (3,326,200)**	**$ (321,924)**

SCOOTERSON, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

		2021	2020
Cash Flows from Operating Activities			
Net Income (Loss)	$	(1,169,858)	$ (629,770)
Adjustments to reconcile net income (loss)			
to net cash provided by operations:			
Depreciation and amortization		-	-
Changes in operating assets and liabilities:			
Increase (Decrease) in prepaid		(1,078)	-
Increase (Decrease) in accounts payable		36,439	206,636
Increase (Decrease) in accrued expenses		10,583	(45)
Increase (Decrease) in deferred revenue		191,819	68,518
Net cash provided by (used in) operating activities		**(932,094)**	**(354,662)**
Cash Flows from Investing Activities			
Purchase of equipment		-	(636,668)
Intangible Assets		-	11,840
Impairment of Assets		642,560	-
Net cash used in investing activities		**642,560**	**(624,828)**
Cash Flows from Financing Activities			
Issuance of common stock		-	30,100
Subscription Receivable		-	129,800
Proceeds from issuance of SAFE notes		431,812	845,665
Net cash used in financing activities		**431,812**	**1,005,565**
Net change in cash and cash equivalents		**142,278**	**26,075**
Cash and cash equivalents at beginning of period		86,163	60,088
Cash and cash equivalents at end of period	$	**228,441**	$ **86,163**